SF 620                               Page 1                           SAMPLE

                           SPOUSE TERM INSURANCE RIDER


This rider is part of Your policy. It is issued in consideration of the application and deduction from the Policy Value of the monthly cost of spouse term insurance benefits provided by this rider. All policy definitions, provisions and exceptions apply to this rider unless changed by this rider. The Effective Date is the Policy Date unless another date is shown on the current Data Pages.

DEFINITION

Spouse - means the person named as the spouse in the application for this rider.

INSURANCE BENEFIT

We will pay this rider's beneficiary its insurance amount upon receipt of proof that the Spouse died before the termination of this rider. This rider's insurance amount is the benefit amount shown on the current Data Pages.

SPOUSE TERM COST OF INSURANCE RATES

The monthly cost of insurance rates for spouse term insurance are based on the Attained Age, risk class of the Spouse and the Insured. The spouse term cost of insurance rates are also based on gender of the Spouse and the Insured, except for policies issued in states which require unisex pricing or in connection with employment related insurance and benefit plans not based on the gender of the Insured. We determine these rates based on Our expectations as to Our future mortality experience. Any change in these rates applies to all individuals of the same class as the Spouse and the Insured. The cost of insurance rates will never be greater than those shown on the current Data Pages in the table of Guaranteed Maximum Spouse Term Cost of Insurance Rates.

PAID-UP BENEFIT

If the Insured dies while Your policy and this rider are in force, this rider will become fully paid up. It will then continue in force during its protection period, as shown on the current Data Pages, unless surrendered. You may obtain the surrender value of this rider, when fully paid up, at any time by sending Us Notice. The surrender value will be the net single premium for the insurance based on the Commissioners 1980 Standard Ordinary Mortality Table, Table B for unisex, assuming:

1.   Interest at 4% a year;

2.   Immediate payment of claims; and

3.   Age determined on last birthday basis.

The surrender value within 30 days after a policy anniversary will not be less than the value on the anniversary.

EXCHANGE

Any insurance under this rider may be exchanged for a policy on the life of the insured Spouse without evidence of insurability. This exchange must occur on or before this rider's expiration date.

The policy may be any form of life policy, except term, available under Our underwriting guidelines then in effect, based on the Attained Age of the Spouse. The policy will be in the same risk class as shown for the Spouse on this policy's current Data Pages. Its Effective Date will be the date of exchange. No insurance is provided until the insurance under this rider terminates.





The new policy may include waiver or accidental death riders with Our consent and upon payment of any additional cost We determine for the riders.

BENEFICIARY

We will pay the rider's insurance amount to the beneficiary named in the application for this rider, unless the beneficiary is changed at a later date.

OWNERSHIP

The owner of this rider is the same as the policy to which it is attached.

MISSTATEMENT OF AGE AND GENDER

If the age or gender, where applicable, of either the Insured or Spouse is not correctly shown on the current Data Pages, We will adjust the amount payable under this rider to reflect the correct age or gender. The ages shown should be the ages on the respective birthdays prior to the Effective Date.

INCONTESTABILITY

We will not claim this rider void or deny payment of its insurance amount after it has been in force during the lifetime of the Spouse for 2 years from its Effective Date. This time limit is not applicable to fraudulent misrepresentations.

SUICIDE

This rider's insurance amount will not be paid if the Insured or Spouse dies by suicide, while sane or insane, within 2 years of its Effective Date. Instead, the rider will immediately terminate, and We will return all costs of spouse term insurance deducted for this rider. This amount will be paid to the beneficiary.

REINSTATEMENT

This rider may be reinstated as part of Your policy in a risk class We determine based on facts in the application for reinstatement. In addition to all other policy conditions for reinstatement, You must supply evidence which satisfies Us that the Spouse is insurable under Our underwriting guidelines then in effect.

TERMINATION

This rider ends on the first of:

1.   Termination of Your policy;

2.   Its exchange as provided above;

3.   The end of the protection period as shown on the current Data Pages; or

4. Our receipt of Your Notice to cancel it. The change will be effective on the Monthly Date on or next following the date We receive the request. We may require You to send Your policy to Our office to record the cancellation.




President and Chief Executive Officer